# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SCI Engineered Materials, Inc., CIK 0000830616
CUSIP: 78402S108
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 2839 Charter Street, Columbus, Ohio (OH), 43228
Date of event which requires filing of this statement: 02/19/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001479348
Persons authorized to receive notices and communications: Charles Kohnen, 5424 Spice Bush Court, Dayton, Ohio (OH), 45429, 937-681-6848

## Reporting persons
- Charles Kohnen (CIK 0001479348): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 316,000; shared voting power 48,000; sole dispositive power 316,000; shared dispositive power 48,000; aggregate amount beneficially owned 364,000 (8.12% of the class)
  Comment: Note to Rows (8) and (10): The Reporting Person shares voting and dispositive power over 48,000 shares of the Issuer's common stock with his wife, Angela Kohnen.
  
  Note to Row (13): Percentage ownership is based on 4,483,407 shares of common stock outstanding as of February 16, 2026, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission on February 17, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: SCI Engineered Materials, Inc.
Address of issuer's principal executive offices: 2839 Charter Street, Columbus, Ohio (OH), 43228

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Charles Kohnen. Mr. Kohnen is sometimes referred to herein as the "Reporting Person."
Residence or business address: Mr. Kohnen's address is: 5424 Spice Bush Court, Dayton, Ohio 45429
Present principal occupation or employment: Mr. Kohnen's principal occupation is private investor.
Criminal convictions in the last five years: During the last five years, Mr. Kohnen has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Kohnen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Mr. Kohnen is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Mr. Kohnen has acquired an aggregate of 364,000 shares of the Issuer's common stock (sometimes referred to herein as the "Shares"). Mr. Kohnen acquired the Shares with personal funds, in open market transactions at prevailing prices. No funds were borrowed or obtained from any third party in connection with the acquisition of the securities.

## Item 4. Purpose of Transaction
Purpose of transaction: Mr. Kohnen purchased the Common Shares described herein for investment purposes, in his regular course of business, and without the intent of changing or influencing control of the Issuer. Accordingly, Mr. Kohnen has previously reported his beneficial ownership of the Shares on Schedule 13G. As with his other investments, Mr. Kohnen continuously evaluates the Issuer, its business, prospects and general market conditions. Mr. Kohnen is in the process of engaging in communications with the Issuer's Board of Directors (the "Board"), management, other stockholders, and other relevant parties regarding the Issuer's operations, governance, strategic opportunities and other matters. These evaluations and discussions may materially affect, and result in Mr. Kohnen: (1) acquiring or disposing of Shares, whether through open-market transactions, privately negotiated transactions or otherwise; (2) proposing changes in the Issuer's operations, business, governance or capitalization; or (3) pursuing one or more of the other actions described in any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is currently the beneficial owner of 364,000 shares of common stock of the Issuer, representing approximately 8.12% of the Issuer's common stock (based on 4,483,407 shares of Common Stock outstanding as of February 16, 2026, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission on February 17, 2026).
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power over 316,000 of the Shares identified in response to Item 5(a) above. The Reporting Person shares voting and dispositive power with his wife, Angela Kohnen, over 48,000 Shares identified in response to Item 5(a) above
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transaction involving shares of Common Stock of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The Reporting Person's spouse has the right to receive and the power to direct the receipt of dividends from, and sales proceeds of, 48,000 shares of Common Stock owned jointly by the Reporting Person and his spouse. Other than as set forth in this Item 5(d), no other person other than Mr. Kohnen has the sole right to receive or the power to direct the receipt of dividends from, and sales proceeds of, the shares of Common Stock
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the knowledge of the Reporting Person, except for the matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Charles Kohnen: /s/ Charles Kohnen, Reporting Person (02/19/2026)